ROSA A. TESTANI 212.872.8115/fax: 212.872.1002 rtestani@akingump.com

March 28, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Matthew Crispino

Re:	EVERTEC, Inc. Amendment No. 1 to Registration Statement on Form S-1 Submitted March 14, 2013 File No. 333-186487

Ladies and Gentlemen:

Set forth below are the responses of EVERTEC, Inc. (the “Company”) to (i) the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 27, 2013 (the “Comment Letter”) with respect to the registration statement referenced above (the “Registration Statement”), (ii) certain comments previously issued by the Staff in its letter dated November 30, 2012 (the “Prior Letter”) with respect to the Confidential Draft Registration Statement on Form S-1 submitted on November 2, 2012 and (iii) the oral comments received on March 26, 2013 from Ms. Allicia Lam of the Staff (the “Oral Comments”), with respect to the Registration Statement.

Separately today, the Company has filed publicly with the Commission Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment”). The Amendment filed today via EDGAR has been marked to indicate changes from Amendment No. 1 to the Registration Statement that was previously filed with the Commission on March 14, 2013.

For your convenience, we have set forth below the Staff’s comments as set forth in the Comment Letter, the Prior Letter and the Oral Comments, followed by the Company’s responses thereto (including page references to the Amendment, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

Securities and Exchange Commission March 28, 2013 Page 2

A. Responses to the Comment Letter

Capitalization, page 45

1.	Please revise the heading in the second column from “As Adjusted” to “Pro Forma.”

Revisions have been made to page 48 in response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the years ended December 31, 2012 and 2011

Income tax benefit, page 58

2.	We note your response to prior comment 3. Given the significant amount of the $66.4 million benefit granted in the fourth quarter of 2012, please expand your disclosure to discuss the nature of this benefit in greater detail.

Revisions have been made to page 59 in response to this comment.

Liquidity and Capital Resources

Comparison of the years ended December 31, 2012 and 2011, page 61

3.	Please expand your disclosure to explain why your accounts receivable balance increased significantly greater than your total revenues for the year ended December 31, 2012. Refer to Section IV.B.1 of SEC Release 33-8350.

Revisions have been made to page 61 in response to this comment.

B. Responses to Comments from the Prior Letter

General

1.

We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and

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the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Amendment has been revised to include a preliminary price range and related information in response to this comment.

Use of Proceeds, page 36

22.	To the extent known, please provide more detail regarding the “general corporate purposes” for which the net proceeds in this offering are intended to be used. For example, please consider disclosing the amount of proceeds that you plan to use for your strategies for your future as discussed beginning on page 5 and 67, such as your strategic plans for geographic expansion and your plan to develop new products and services. This section does not require disclosure of definitive plans and it is acceptable to discuss preliminary plans.

Revisions have been made to pages 12, 13 and 46 in response to this comment.

Critical Accounting Estimates, page 58

32.	Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined for your most recent valuation date. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock.

Revisions have been made to pages 69 and 70 in response to this comment.

On August 1, 2012, the Company granted options to purchase an aggregate of 300,000 shares of its Class B common stock (0.4% of total common stock outstanding) to an employee of the Company. The Company has not granted any other equity awards since that date. At the time the option grants were approved, the Company determined that the fair value of the shares of the common stock underlying such option grants was $6.04 per share (the “August 2012 Valuation”). The share and per share numbers above reflect the two for one stock split to be effected by the Company in connection with its initial public offering (the “Offering”).

The Company believes the difference between the fair value of its common stock on August 1, 2012, as determined by its board of directors (the “Board”), and the midpoint of the preliminary price range estimated by the underwriters for the Offering is the result of the following significant factors:

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•

Recent Market Performance. Since the August 2012 Valuation, overall stock market conditions and valuations of the comparable public companies utilized in determining both the August 2012 Valuation and the preliminary price range set forth on the cover page of the Amendment (the “Preliminary Pricing Range”) have improved significantly.

•

Tax Grant. On October 19, 2012, the Company’s subsidiary EVERTEC Group, LLC was granted a 15-year tax exemption under the Tax Incentive Act 73 of 2008 from the Government of Puerto Rico. Under this grant, EVERTEC Group, LLC will benefit from a preferred 4% income tax rate on industrial development income, which represented approximately 74% of its taxable income for the year ended December 31, 2012. The grant also establishes a 90% exemption on certain real and personal property taxes and a 60% exemption on municipal taxes, in each case imposed on EVERTEC Group, LLC. In addition, distributions to stockholders by EVERTEC, Inc. of industrial development income will not be subject to Puerto Rico tollgate taxes.

As described above, the tax grant significantly increases EVERTEC’s profitability and free cash flow generation and thus has a material impact on the valuation of the Company. Due to uncertainty around the timing and receipt of the tax grant, its value was not included in the August 2012 Valuation.

•

Refinancing. In parallel with the aforementioned improvement in the equity capital markets, the debt capital markets have also significantly improved since the August 2012 Valuation. In connection with the offering, the Company intends to enter into new $800 million senior secured credit facilities. The Company expects to use the net proceeds from the new senior secured facilities and the offering to delever its balance sheet and refinance its outstanding indebtedness.

The Company expects the improved debt market conditions, deleveraging of its balance sheet and transition to a public company to allow it to obtain the aforementioned new senior secured credit facilities on better terms and pricing than was available at the time of the August 2012 Valuation and reduce its future cash interest expense by approximately 55%, or $30 million per annum. The Preliminary Pricing Range reflects the benefit of this enhanced cash flow.

•

Strong Fourth Quarter 2012 Results. The Company completed fiscal year 2012 with very strong momentum, achieving fourth quarter 2012 revenue and Adjusted EBITDA growth of 6% and 29%, respectively. The Company is continuing to see stronger than expected penetration of its products and services in new and existing markets.

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•

Stock Illiquidity & Share Conversion. The August 2012 Valuation reflected the illiquidity of EVERTEC’s common stock on that date (including contractual transfer restrictions) and the non-voting nature of its Class B common stock. The valuation reflected in the Preliminary Pricing Range assumes that a successful initial public offering will ultimately occur and represents an estimate of the fair value of the unrestricted and freely tradable stock that could be sold in the market without illiquidity discounts. In addition, it further assumes that the Class B common stock will be converted into Class A common stock, which enjoys the ability to vote on corporate matters and will be fungible with the publicly-traded shares.

•

Public Market Valuation Emphasis. The Preliminary Pricing Range valuation reflects an increased emphasis on future rather than historical financial performance, as significantly enhanced by the liquidity provided by the Offering.

The Company believes that the fair value determined by the Board on August 1, 2012 for the common stock applicable to each option grant is appropriate and demonstrates the diligent efforts of the Board in considering all relevant factors in determining the fair value. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the AICPA Practice Aid.

33.	Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

Revisions have been made to page 69 in response to this comment.

Principal and Selling Stockholders, page 94

40.	Please revise the table in this section to disclose as much information as is currently available.

Revisions have been made to pages 109 through 111 in response to this comment.

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Note 11 – Net Income per common share, page F-16

43.	We note that you paid a dividend during the year. Revise to present a pro forma per share data (for the latest year and interim period only) that gives effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year’s earnings) in addition to historical EPS. The number of shares to be added to the denominator for purposes of pro forma per share data should not exceed the total number of shares to be issued in the offering.

Revisions have been made to page F-34 in response to this comment.

C. Responses to Oral Comments

1.	We note your risk factor on page 31 that you have approximately $745M in debt and are highly leveraged. Disclose up front in the Summary section the amount of your debt and if the IPO proceeds will be going to pay off debt, part of which was incurred to pay a dividend, and not to invest in the Company.

Revisions have been made to page 2 in response to this comment.

2.	Please add a disclosure in the risk factors if the IPO proceeds will be used to pay debt and not to invest in the Company. This risk factor should be a more prominent risk factor.

Revisions have been made to page 22 in response to this comment.

3.	Please move the risk factor on page 31 regarding your leverage earlier in the risk factor section.

Revisions have been made to page 21 in response to this comment.

4.	Consistent with comments contained in previous comment letters to Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), you should explain in quantitative terms how factors impacted your revenues and cost and expenses. Please revise MD&A to provide such quantitative disclosures.

Revisions have been made to pages 57 through 59 in response to this comment.

* * *

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Please do not hesitate to contact the undersigned at (212) 872-8115, or Shinah Chang at (310) 728-3061, with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Rosa A. Testani
Rosa A. Testani

Enclosures

cc:	Securities and Exchange Commission
Barbara C. Jacobs
Stephen Krikorian
Allicia Lam Ryan Rohn

EVERTEC, Inc.
Luisa Wert Serrano, Esq.

Cahill, Gordon, and Reindel, LLP
Michael J. Ohler, Esq.